UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended 12/31/2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION SAVINGS PLAN FOR CERTAIN BARGAINING EMPLOYEES (Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Unaudited Financial Statements
December 31, 2014 and Six Months Ended December 31, 2014

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Statement of Net Assets Available for Benefits
(Unaudited)

December 31, 2014
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$1,619,904

Receivables:
Contributions receivable from participants	245
Contributions receivable from TimkenSteel Corporation	193
Total receivables	438

Total assets reflecting investments at fair value	1,620,342

Adjustment from fair value to contract value for interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans relating to fully benefit-responsive investment contracts	(2,700)
Net assets available for benefits	$1,617,642
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Statement of Changes in Net Assets Available for Benefits
Six Months Ended December 31, 2014
(Unaudited)

Additions:
Investment income:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$104,018
Contributions:
Participants	6,555
TimkenSteel Corporation	5,366
11,921
Total additions	115,939

Deductions:
Benefits paid directly to participants	253,648
Administrative expenses	—
Total deductions	253,648

Net decrease	(137,709)

Transfers in (Note 1)	1,755,351

Net assets available for benefits:
Beginning of year - June 30, 2014	—
End of year	$1,617,642
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements
December 31, 2014 and Six Months Ended December 31, 2014
1. Description of the Plan
The following description of TimkenSteel Corporation Savings Plan for Certain Bargaining Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 as a result of a spinoff (spinoff) from The Timken Company (Timken). In the spinoff, Timken transferred the assets and liabilities relating to TimkenSteel Corporation (the Company) employees and retirees to the Plan sponsored by the Company.
General
The Plan is a defined contribution plan which covers full-time hourly employees of the Company who are members of the Workers Union Local 10. Employees of the Company become eligible to participate in the Plan on the first of the month after one full calendar month of full-time employment or following completion of one year of service and 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Merger
Effective June 30, 2014, the Company amended and restated the Plan in its entirety to reflect the merger of the TimkenSteel Corporation Latrobe Voluntary Investment Program. The assets and liabilities of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company were transferred to and merged into the Plan. The net assets transferred into the Plan are reflected on the December 31, 2014 statement of changes in net assets available for benefits as a transfer into the Plan.
Contributions
Under the provisions of the Plan, participants may elect to contribute between 1% up to 75% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants are also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans, except Roth rollovers. The Company matches participant contributions, “Company Matching Contributions” at an amount equal to 100% on the first 3% of the participant’s eligible earnings.
Upon enrollment, a participant may elect to direct his or her contribution in 1% increments to any of the Plan’s investment options. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balance, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company Matching Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon is also immediate.
Participant Notes Receivable
Participants may borrow from their vested interest in their total account a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their total vested account balance. Loan terms generally cannot exceed five years for general purpose loans and thirty years for residential loans.
The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon termination of service with the Company, participants having a vested account balance greater than $5,000 have the option of (i) transferring their account balance to another qualified plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, or (iii) leaving their vested account balance in the Plan. Participants with balances between $1,000 and $5,000 may elect to receive a distribution or roll over their vested balances to another qualified plan or IRA. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70 ½ after which time the lump-sum or installment distribution options would apply.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
Forfeitures
Under the provisions of the Plan, when forfeitures occur, it shall be applied to pay plan fees and expenses, to make special contribution for restoration of prior forfeitures, and reduce future Company contributions. Forfeitures balance as of December 31, 2014 was approximately $163.
Transfers between Plans
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC (formerly JP Morgan) (Trustee), shall distribute to each participant the balance in their separate account, which becomes fully vested at the date of Plan termination.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company's Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.
The Plan's Trustee maintains a collective investment trust of common shares of TimkenSteel Corporation in which the Company’s defined contribution plans participate on a unit basis. Common shares of TimkenSteel Corporation are traded on a national securities exchange and participation units in TimkenSteel Corporation ESOP Stock Fund are valued at the last reported sales price on the last business day of the plan year.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
In accordance with U.S. GAAP, the Plan has adopted Financial Accounting Standards Board (FASB) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment for the fully benefit-responsive investment contracts from fair value to a contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2014 was 0.38%.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
TimkenSteel Corporation ESOP Stock Fund	$34,436,562	$—	$—	$34,436,562	0.19%
The Timken Company Stock Fund	51,072,618	—	$—	51,072,618	0.30%
Morgan Stanley Inst Small Company Growth - I	—	5,731,845	—	5,731,845	0.00%
American Funds EuroPacific Growth - R6	—	31,934,861	—	31,934,861	0.07%
American Funds Washington Mutual - R6	—	13,762,812	—	13,762,812	0.01%
American Beacon Small Cap Value - Inst	—	9,888,837	—	9,888,837	0.00%
Vanguard Target Retirement Income Fund	—	6,494,664	—	6,494,664	0.11%
Vanguard Target Retirement Fund 2015	—	16,755,951	—	16,755,951	0.09%
Vanguard Target Retirement Fund 2025	—	14,817,661	—	14,817,661	0.01%
Vanguard Target Retirement Fund 2035	—	10,939,876	—	10,939,876	0.05%
Vanguard Target Retirement Fund 2045	—	7,256,994	—	7,256,994	0.12%
Vanguard Target Retirement Fund 2020	—	6,809,990	—	6,809,990	0.00%
Vanguard Target Retirement Fund 2030	—	2,317,376	—	2,317,376	0.30%
Vanguard Target Retirement Fund 2040	—	1,206,086	—	1,206,086	0.00%
Vanguard Target Retirement Fund 2050	—	1,018,147	—	1,018,147	0.27%
JPMorgan Core Bond Funds I & II	—	—	34,224,514	34,224,514	0.34%
JPMCB Equity Index - CF	—	—	75,366,540	75,366,540	1.22%
Winslow Large Cap Growth - I	—	—	27,358,218	27,358,218	0.17%
SSgA Russell Small Cap Index NL-A	—	—	19,489,752	19,489,752	0.26%
	$85,509,180	$128,935,100	$156,439,024	$370,883,304

Wells Fargo Stable Value Funds E & G	$—	$—	$50,315,744	$50,315,744
Adjustment from fair value to contract value	—	—	(694,695)	(694,695)
	$—	$—	$49,621,049	$49,621,049	0.39%

Net Assets of Master Trust	$85,509,180	$128,935,100	$206,060,073	$420,504,353	0.38%

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
Investment appreciation/(depreciation) for the Master Trust is as follows:

Six Months Ended
December 31, 2014
Net appreciation/(depreciation) in fair value of investments:
Common Collective Funds	$22,493,250
Registered Investment Companies	7,957,188
Company Stock	(9,001,241)
Interest income from Participant notes receivable	148,174
Total Master Trust	$21,597,371
4. Non-Participant-Directed Investments
Information about the net assets and the significant components of the changes in net assets related to non-participant-directed investments is as follows as of and for the six months ended December 31, 2014:

December 31, 2014
Investments, at fair value:
Interest in Master Trust related to TimkenSteel Corporation ESOP Stock Fund	$65,933
Interest in Master Trust related to The Timken Company Stock Fund	152,048
$217,981

Six Months Ended
December 31, 2014
Changes in Net Assets:
Investment income	$59,868
Benefits paid directly to participants	$(91,611)
Transfers in, net	$249,724
$217,981
5. Fair Value Measurements
The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock:
TimkenSteel Corporation ESOP Stock Fund	$34,436,562	$34,436,562	$—	$—
The Timken Company Stock Fund	51,072,618	51,072,618	—	—
Registered Investment Companies:
Morgan Stanley Inst Small Company Growth - I	5,731,845	5,731,845	—	—
American Funds EuroPacific Growth - R6	31,934,861	31,934,861	—	—
American Funds Washington Mutual - R6	13,762,812	13,762,812	—	—
American Beacon Small Cap Value - Inst	9,888,837	9,888,837	—	—
Vanguard Target Retirement Income Fund	6,494,664	6,494,664	—	—
Vanguard Target Retirement Fund 2015	16,755,951	16,755,951	—	—
Vanguard Target Retirement Fund 2025	14,817,661	14,817,661	—	—
Vanguard Target Retirement Fund 2035	10,939,876	10,939,876	—	—
Vanguard Target Retirement Fund 2045	7,256,994	7,256,994	—	—
Vanguard Target Retirement Fund 2020	6,809,990	6,809,990	—	—
Vanguard Target Retirement Fund 2030	2,317,376	2,317,376	—	—
Vanguard Target Retirement Fund 2040	1,206,086	1,206,086	—	—
Vanguard Target Retirement Fund 2050	1,018,147	1,018,147	—	—
Common Collective Funds:
JPMorgan Core Bond Funds I & II	34,224,514	—	34,224,514	—
JPMCB Equity Index - CF	75,366,540	—	75,366,540	—
Winslow Large Cap Growth - I	27,358,218	—	27,358,218	—
SSgA Russell Small Cap Index NL-A	19,489,752	—	19,489,752	—
Wells Fargo Stable Value Funds E & G	49,621,049	—	49,621,049	—
Total assets	$420,504,353	$214,444,280	$206,060,073	$—
The investment strategy for American Funds Washington Mutual-R6 is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.
TimkenSteel Corporation ESOP Stock Fund participates in units and is valued based on the closing price of TimkenSteel Corporation Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded. Effective June 30, 2014, participants will not be allowed to invest future contributions or transfer money into The Timken Company Stock Fund.
The JPMCB Equity Index-CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The JPMorgan Core Bond Funds I and II include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Winslow Large Cap Growth-I is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this fund has been determined using the net asset value per share on the active market on which the individual securities are traded.
The Wells Fargo Stable Value Funds E and G are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the plan's account. The Fund's Unit value equals the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding on the valuation date. The purchase price and redemption price is determined at the close of each day.
All other registered investment companies are valued at the net asset value of shares held by the Trust at year-end based on quoted market prices.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2014:

December 31, 2014				Redemption
		Unfunded	Redemption	Notice
	Fair Value	Commitments	Frequency	Period
JPMorgan Core Bond Funds I & II	$34,224,514	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	$75,366,540	Not applicable	Daily	Trade Day + 1 Day
Winslow Large Cap Growth - I	$27,358,218	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	$19,489,752	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & G	$49,621,049	Not applicable	Daily	Trade Day
6. Related-Party Transactions
Related-party transactions included the investments in the common stock of TimkenSteel Corporation and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in TimkenSteel Corporation common shares with the Master Trust for the six months ended December 31, 2014:

Dollars
Purchased	$24,846,052
Issued to participants for payment of benefits	$125,194
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services.
7. Income Tax Status
The Plan has applied for a determination letter from the IRS in February 2015 and is awaiting its receipt at the filing date of the financial statements. The Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
8. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statement at December 31, 2014 to the Form 5500:

December 31, 2014
Net assets available for benefits per the financial statement	$1,617,642
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	2,700
Net assets available for benefits per the Form 5500	$1,620,342

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees
Notes to Financial Statements (continued)
The following is a reconciliation of total additions per the financial statement for the six months ended December 31, 2014 to total income per the Form 5500 :

Six Months Ended
December 31, 2014
Total additions per the financial statement	$115,939
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	2,700
Total income per the Form 5500	$118,639

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
SAVINGS PLAN FOR CERTAIN BARGAINING EMPLOYEES

Date:	June 26, 2015	/s/ Amanda J. Sterling
Amanda J. Sterling Vice President and Corporate Controller